Filed pursuant to Rule 433
Registration No. 333-133852
BANK OF AMERICA CORPORATION
6,000,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of
Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock,
Series K
FINAL TERM SHEET
Dated January 24, 2008

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/25th interest in a share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K

Expected Ratings:	Aa3 (Moody’s) / A+ (S&P) / AA- (Fitch)

Size:	6,000,000 Depositary Shares

Maturity:	Perpetual

Day Count:	From January 30, 2008 to, but excluding, January 30, 2018, 30/360 and thereafter Actual/360

Trade Date:	January 24, 2008

Settlement Date:	January 30, 2008 (DTC)

Dividend Rate (Non-Cumulative):	From January 30, 2008 to, but excluding, January 30, 2018, 8.00% and thereafter Three-Month LIBOR plus 3.63%.

Dividend Payment Dates:	Beginning July 30, 2008, each January 30 and July 30 to, but excluding, January 30, 2018 and thereafter each January 30, April 30, July 30, and October 30.

Optional Redemption:	On any Dividend Payment Date on or after January 30, 2018 (subject to limitations described in the prospectus supplement dated January 24, 2008).

Public Offering Price:	$1,000 per depositary share

Lead Manager:	Banc of America Securities LLC

Senior Co-Managers:	Morgan Stanley & Co. Incorporated UBS Securities LLC

Junior Co-Managers:	Loop Capital Markets, LLC The Williams Capital Group, L.P.

CUSIP for the Depositary Shares:	060505 DR2

Simultaneous Offerings:	On January 24, 2008, the Issuer also priced approximately 6,000,000 shares of the Issuer’s 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L with an aggregate liquidation amount of approximately $6,000,000,000.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the lead manager will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury — Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.